ASPEN RACING STABLES, INC.
                             211 Misty Morning Drive
                            Calgary, Alberta T3Z 2Z8






                                  May 21, 2007



United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20539
Attention:  John Stickel, Mail Stop 3561

         Re:      Aspen Racing Stables (the "Company")
                  Amendment No. 3 to Registration Statement on Form SB-2 Filed May 21, 2007
                  File No. 333-141384

Dear Mr. Stickel:

     We are filing today the revised Form SB-2 for the Company and are responding to each of your comments in your letter dated May 15, 2007 in the Form SB-2 and as discussed below.

     We are also sending courtesy copies of the Form SB-2, marked to show changes from the prior filing. Page references described in this letter pertain to the clean courtesy copy and not necessarily to either the marked version. Each of your comments is re-written below followed by the Company's response.

Cover Page

1. Revise the first sentence to delete the phrases "from time to time" and "up to" which are inconsistent with the offering terms.

     Revision has been made.

Terms of the Offering, Page 3

2. We note that your response to prior comment 4. However, it is unclear form your disclosure whether you intended for the offering will[sic] remain open indefinitely until all shares are sold, or whether the offering will remain open until December 31, 2007, after which all escrowed funds will be returned. Please revise to clarify.

     We have clarified that the offering will close upon receiving the full proceeds; however, if the offering has not been completed by December 31, 2007,


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United States Securities and Exchange Commission
May 21, 2007
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it will be terminated and all subscriptions returned.

Transactions may not be Profitable, Page 6

3. We note your response to prior comment 8 and reissue in part. It remains unclear whether it is appropriate to describe pinhooking as comparable to investing in securities, or whether it is more like a form of gambling. To the extent you wish to retain this comparison, please clearly disclose the differences that exist between investing and pinhooking. For example, discuss whether there is a difference in the available of financial and other information available.

     We have revised the disclosure.



Description of Business, Page 9

4. Please revise to provide more detail about your business plan. For example, clarify whether you contemplate earning a relatively small amount on each horse or breaking even or losing a small amount on most but making a large profit on horses that show extraordinary promise. Also, provide whether evidence is available that your business plan is realistic, or clearly disclose the risks associated with your plan here and in the risk factors section.

     We have added disclosure.

5. We note your response to prior comment 9 and reissue. We are not persuaded by your added disclosure that pinhooking is a "relatively conservative endeavor." While it appears that you are basing this comparison on the risks associated with racing horses, it seems that these are two distinct businesses and such a comparison is not appropriate. To the extent that you believe pinhooking is a conservative endeavor in and of itself, please revise to state this as your belief and provide adequate support for such belief. The stabling, feeding and training fixed costs appear to make this not a particularly conservative endeavor.

     We have revised the disclosure.

6. Please provide support for your assertion that purchasing a modestly-priced horse can have "just a good of a chance" to be sold at a substantial profit as purchasing an expensive horse, or revise to state this as your belief. To the extent that your business plan consists of seeking the purchase of modestly-priced horse[sic] as compared to expensive horses, please disclose this in the business plan section. Also, we recommend removing your example that even a modestly-priced sire could suddenly become popular if he sires a Kentucky Derby or Breeders' Cup winner, unless you can provide evidence that this is a common occurrence.


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United States Securities and Exchange Commission
May 21, 2007
Page 3



     We have revised the disclosure.

7. We note from your added disclosure that throughout the years numerous horses were sold for less than $50,000 and have earned several million dollars, while others have sold for over $1 million but have earned less than $100,000 in their career. Please revise to clarify what these figures represent and to whom they should be attributed. For example, do the first figures represent what a pinhooker paid for a horse or the price at which a horse was sold? Likewise, do the second figures represent the price received by a pinhooker upon selling a horse or what the horse ultimately earned during its racing career for whoever acquired the horse? To the extent that the latter numbers relate to a horse's earnings as regards to its racing career, revise to clarify how this disclosure relates to your pinhooking business.

     We have eliminated this potentially confusing example.

8. We recommend that you remove the discussion related to The Green Monkey, as it appears to indicate that even when a horse does not perform well as a racer, a substantial amount of money is made via pinhooking such a horse. To the extent you wish to retain this example, provide support in regards to the sale price and earnings you reference, and clearly disclose whether this is a common example or was unusually in any way. Also, provide balancing language to the effect that this example should not be considered reflective of what investors can anticipate in regards to your performance. If you elect to retain this example, you should also consider providing an equally-demonstrative example of when substantial sums of money were lost from pinhooking.

     We have eliminated this potentially confusing example.

Certain Relationships and Related Transactions, Page 13

9. Please reconcile your disclosure here that $5,000 was paid on March 5, 2007, which [sic] your disclosure on Page F-9 of your financial statements ending January 31, 2007 that the $5,000 was paid on January 10, 2007.

     We have revised to show that it was paid on January 10, 2007.

Legal Matters, Page 16

10. We note your response to prior comment 16. Please be advised that we may have further comment upon review of your legal opinion.

     The opinion is attached.


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United States Securities and Exchange Commission
May 21, 2007
Page 4



Additional Information, Page 16

11. We reissue prior comment 17. We note your disclosure that you have in the past filed periodic reports, proxy statements and other information with the Commission, however, it appears that you have not made, nor were required to make, such past filings. Please clarify and revise as necessary.

     Revision has been made.

Financial Statements, Page 15

12. Please advise us of the aggregate cost of the insurance of the horses and under what category that is contained in the financial statements. To the extent that the horses are not insured for mortality, please revise the disclosure on page 6 to state that such insurance is not maintained.

     Mortality insurance in the total amount of $1,126 is capitalized and included in the purchase price of the horses.



     Please contact the undersigned with your further questions and comments.


                                                     Sincerely,



                                                     /s/ Dwight McLellan